Exhibit 99.1

Focus Media Reports Third Quarter 2009 Results

SHANGHAI, China, December 7, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Basis of Presentation

On December 22, 2008, the Company announced that it entered into a definitive agreement with SINA Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including the LCD display network, poster frame network and certain in-store network. The assets to be sold to SINA were recorded as an asset group held-for-sale in accordance with US GAAP, and were not depreciated or amortized nor were they subject to the same impairment analysis as assets held and used in continuing operations. Therefore, the GAAP and Non-GAAP financial measures related to the asset group to be sold to SINA for the quarters ended on March 31, 2009 and June 30, 2009 did not include any amortization or depreciation expenses related to the intangible and fixed assets or impairment of fixed assets. On September 28, 2009, the Company and SINA jointly reached a decision not to extend the deadline of the agreement announced on December 22, 2008. As such, the assets proposed to be sold to SINA, were reclassified for financial reporting purpose, as assets to be held and used. In accordance with US GAAP, the Company recorded depreciation expense of $17.0 million on September 28, which represented the cumulative catch-up of depreciation expenses the Company would have recorded during the period from December 22, 2008 to June 30, 2009. During the first quarter of 2009, the Company also announced that it would cease expansion of its digital poster frame networks and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of its boat-based advertising platform on the Huangpu River. In accordance with US GAAP, the digital poster frame and the boat-based advertising platform, as part of the asset group to be sold to SINA, were not subject to the same impairment analysis as assets held and used in continuing operations. With the termination of the agreement with SINA in the third quarter of 2009, the assets were reevaluated for impairment, resulting in the Company impairing these assets and recording an impairment charge of $36.0 million in cost of sales for the third quarter of 2009.

The effect of the cumulative catch-up depreciation expenses amounted to $17.0 million, without considering tax effect, and was recorded as cost of sales in both our GAAP and Non-GAAP measures.

In August 2009, the Company started to negotiate with the ex-shareholders of various subsidiaries within the Internet division to sell back part of the equity interests held by the Company in those entities in exchange for the reduction of future earn-out payments. Some of these partial equity disposal transactions were closed towards the end of August. As a result, some of these entities no longer met the criteria for consolidation and were therefore deconsolidated and accounted for as cost or equity method investments from September 2009 onwards. The Company consolidated, in the third quarter of 2009, the results of operations from these entities up to the date of the partial equity disposal transactions. The total net revenues and gross profit for these entities included in the Company’s consolidated statement of income for the third quarter of 2009 was $28.6million and $5.1 million, respectively, without considering tax effect. The net revenues and gross profit from these entities will no longer be consolidated by the Company after the dates of the partial equity disposal transactions.

Highlights for Third Quarter 2009:

● Total net revenue for third quarter 2009 was $166.6 million, declining 3% from $171.3 million for the second quarter of 2009 and declining 26% from $224.8 million for the third quarter of 2008. The aggregate net revenue for the LCD display network, in-store network and poster frame network (previous classified within discontinued operations) was $85.8 million, surpassing the high end of Company’s previous guidance of $81.5 million; The aggregate net revenue for the movie theatre and outdoor traditional billboard network and Internet advertising services (previously classified within continuing operations) was $80.8 million. The Internet advertising services division had aggregate net revenue of $68.3 million, of which $28.6 million was attributable to subsidiaries that were deconsolidated by the Company in September 2009 and which will be accounted for as cost or equity method investments in future periods. The high end of the Company’s previous guidance for the continuing operations was $47 million for the third quarter of 2009.

● Net loss attributable to shareholders was $127.6 million or a loss of $0.99 per fully diluted ADS, compared to net loss attributable to shareholders of $23 million for the second quarter of 2009, or a loss of $0.18 per fully diluted ADS and net income attributable to shareholders of $51.4 million for the third quarter of 2008 or an income of $0.38 per fully diluted ADS.

● Non-GAAP net income for the third quarter of 2009 was $7.9 million, compared to non-GAAP net income of $28.2 million for the second quarter of 2009 and non-GAAP net income of $71.4 million for the third quarter of 2008. The catch-up of depreciation expenses from LCD display network, poster frame network and in-store network reflected in the results of operation for the third quarter of 2009 was $16.9 million or $13.6 million, net of tax; Non-GAAP net income attributable to deconsolidated subsidiaries from Internet advertising services division was $0.9 million, net of tax and minority interests.

● Cash and cash equivalents was $383.1 million as of September 30, 2009, an increase of 4% from $367.9 million as of June 30, 2009.

● Gross accounts receivable for the LCD display network, in-store network and poster frame network (previous classified as discontinued operations) was $141.5 million as of September 30, 2009, a decline of 6.2% from $150.9 million as of June 30, 2009. Gross accounts receivable for the movie theatre and outdoor traditional billboard network and Internet advertising services (previously classified within continuing operations), was $113.2million as of September 30, 2009, a decline of 11% from $127.0 million as of June 30, 2009.

● Capital expenditures were $0.9 million for the third quarter of 2009.

● Contingent earn-out payments related to historical acquisitions paid in the third quarter of 2009 were $5.3 million, mostly attributable to poster frame network.

Jason Jiang, chairman and CEO of Focus Media said, “During this quarter, we have been doing restructurings on multiple business divisions, which lined up as follows: Firstly, we partially disposed of our equity ownership in some acquired subsidiaries in the Internet advertising service division and outdoor traditional billboard division. As a result, we expect to significantly reduce the potential earn-out payments in these two business divisions in the future. Secondly, we terminated the acquisition contracts or renegotiated the earn-out payments with a few under-performing subsidiaries in our poster frame division and meanwhile, expedited the integration of those subsidiaries acquired in previous years. In this way, we enhanced the control over these subsidiaries and, on the other hand, significantly reduced the contingent earn-out payments as well. Though during the past few quarters our poster frame business has performed less satisfactorily due to multiple reasons, such as changes in senior management, the ongoing renegotiation over earn-out payments, fierce competition and over-investment in fixed assets in previous years, we believe that this business division will be back on track with the progress of our integration processes and we expect to see improvement for the fourth quarter and the following quarters. Thirdly, the termination of the agreement with SINA in this quarter enabled us to reevaluate some non-performing assets on our balance sheet, such as the idle digital frames due to ceasing expansion of our digital frame network and the boat-based advertising platform in response to certain new regulations. As a result of these reevaluations, we made impairment charges of $38.8 million on those assets. Through the above mentioned measures, we believe that the assets impairment and disposal losses, which have been negatively affecting our company since the last quarter of 2008 will come to the end by early 2010.”

Jason continued, “Going forward, we will focus on our core business and primarily seek organic growth. At the same time, financial discipline will be rigorously followed in our decision-making processes.”

Third Quarter 2009 financial results

Advertising net revenue from the LCD display network was $56.0 million for the third quarter of 2009, a slight increase of 4% from $54.3 million for the second quarter of 2009 but a 32% decline from $73.7 million for the third quarter of 2008.

Advertising net revenue from the poster frame network was $22.1 million for the third quarter of 2009, declining from $26.5 million for the second quarter of 2009 and from $44.0 million for the third quarter of 2008 by 17% and 50%, respectively.

Advertising net revenue from the in-store network was $7.6 million for the third quarter of 2009, a 16% decline from $9.0 million for the second quarter of 2009 and a slight increase of 7% from $7.1 million for the third quarter of 2008.

As of September 30, 2009, the total installed base of LCD displays in our commercial location network was 130,890 nationwide, including 125,467 displays through our directly owned networks, and 5,423 displays through our regional distributors, as compared to 133,514 as of June 30, 2009. The total number of non-digital frames available for sale in our poster frame network was 225,762 as of September 30, 2009, as compared to 246,095 as of June 30, 2009. In addition, as of September 30, 2009, we had 36,539 digital frames installed in our poster frame network, as compared to 38,893 as of June 30, 2009. The decline in the number of displays and frames was primarily attributable to continuing optimization of our network. The total number of displays installed in our in-store network was 45,195 as of September 30, 2009, as compared to 44,783 as of June 30, 2009.

Advertising net revenue from the movie theater and outdoor traditional billboard network was $12.5 million in the third quarter of 2009, representing a decrease of 15.4% from $14.8 million for the second quarter of 2009 and a 36.3% decrease from $19.6 million for the third quarter of 2008.

Internet advertising service net revenue was $68.3 million in the third quarter of 2009, compared to $66.7 million for the second quarter of 2009 and $70.8 million for the third quarter of 2008. The revenues from fully and partially disposed subsidiaries contributed $28.6 million and $30.9 million to the Internet advertising service revenue for the third quarter and the second quarter of 2009, respectively.

Non-GAAP gross profit for the LCD display network for the third quarter of 2009 was $33.7 million, compared to $44.3 million for the second quarter of 2009 and $58.0 million for the third quarter of 2008. The catch-up of depreciation expenses reflected in the results of operations from the LCD display network was $7.6 million for the third quarter of 2009.

Non-GAAP gross profit for the poster frame network for the third quarter of 2009 was $1.7 million, compared to $13.6 million for the second quarter of 2009 and $29.8 million for the third quarter of 2008. The catch-up of depreciation expenses reflected in the results of operations from the poster frame network was $5.2 million for the third quarter of 2009.

Non-GAAP gross loss for the in-store network for the third quarter of 2009 was $3.3 million, compared to Non-GAAP gross profit of $2.9 million for the second quarter of 2009 and Non-GAAP gross profit of $4.6 million for the third quarter of 2008. The catch-up of depreciation expenses reflected in the results of operations from the in-store network was $3.3 million for the third quarter of 2009.

Non-GAAP gross profit for the movie theater and outdoor billboard networks for the third quarter of 2009 was $3.7 million, representing a 21.2% decline from $4.7 million for the second quarter of 2009 and a 48% decline from $7.1 million for the third quarter of 2008.

Non-GAAP gross profit from our Internet advertising services for the third quarter of 2009 was $13.2 million, increasing by 23% from $10.7 million for the second quarter of 2009 but declining by 21% from $16.8 million for the third quarter of 2008. The gross profit from fully and partially disposed subsidiaries were $5.0 million and $5.0 million for the third quarter and the second quarter of 2009, respectively.

Non-GAAP operating expense for the third quarter of 2009 was $34.6 million, compared to $43.2 million for the second quarter of 2009 and $37.2 million for the third quarter of 2008. The catch-up of depreciation expenses contributed $0.9 million to the operating expense for the third quarter of 2009.

Business Outlook for Fourth Quarter 2009

The Company provides the following guidance with respect to the fourth quarter ending December 31, 2009:
Net revenues for LCD display networks, In-store networks and Poster frame networks are expected to be no less than $92.0 million. Net revenues for Movie theatre and traditional outdoor billboard and internet advertising services are expected to be no less than $39 million.

Announced termination of merger

On September 28, 2009, the Company and SINA jointly reached a decision not to extend the deadline of the agreement announced on December 22, 2008 to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including the LCD display network, poster frame network and certain in-store network.

Continue disposal of equity ownerships in some subsidiaries of our internet advertising business

We plan to continue dispose the equity ownerships in some subsidiaries in our Internet division in the fourth quarter of 2009.

Announced subscription for ordinary shares by Executive Chairman

On September 23, 2009, the Company announced that the Executive Chairman and CEO, Jason Jiang, and the Company entered into a definitive agreement pursuant to which the Company issued and sold to Mr. Jiang, and Mr. Jiang will subscribe for and purchase, 75,000,000 ordinary shares of the Company at a subscription price of US$1.899 per share (equivalent to US$9.495 per ADR), representing the average closing sale price of the Company’s shares (adjusted for the share-to-ADS ratio) during the twenty consecutive trading day period immediately preceding September 23, 2009. The aggregate subscription price was $142,425,000. On November 20, 2009, the Company announced the completion of this subscription.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating profit (loss) and non-GAAP net income , all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries, impairment charges of certain assets, including acquired intangible assets, goodwill, impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform, write-off of receivables from ex-shareholders of disposed business and one-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended September 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	Non- GAAP
Gross Profit
LCD display network	17,177	306	3,607	—	3,169	9,462	33,721
Poster Frame network	(30,420)	—	5,131	—	—	26,983	1,695
In-store network	(3,844)	—	—	—	—	516	(3,329)
Internet advertising	4,051	—	962	—	8,185	—	13,198
Movie Theater & Outdoor Billboard network	3,001	—	663	—	—	—	3,663

Total Gross Profit	(10,036)	306	10,363	—	11,354	36,961	48,949

Operating Expense	120,320	(8,467)	(3,501)	(25,944)	(45,946)	(1,872)	34,589
Operating profit (loss)	(130,355)	8,773	13,865	25,944	57,300	38,834	14,360
Net income (loss)	(127,598)	8,773	13,865	25,944	57,300	29,593	7,877

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, of which loss from disposal of subsidiaries was $3.7 million, loss from partial disposal of equity interests in subsidiaries was $14.9 million and loss from impairment of certain other assets was $7.3 million.
(4). Impairment charges of certain assets, including acquired intangible assets, goodwill.

(5).Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform.	Three months ended June 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	Non- GAAP
Gross Profit
LCD display network	43,668	667	—	—	—	—	44,335
Poster Frame network	13,641	—	—	—	—	—	13,641
In-store network	2,942	—	6	—	—	—	2,948
Internet advertising	5,748	—	1,565	—	3,395	—	10,708
Movie Theater & Outdoor Billboard network	3,877	—	868	—	—	—	4,745

Total Gross Profit	69,876	667	2,439	—	3,395	—	76,378

Operating Expense	87,863	(10,030)	(1,841)	(1,212)	(29,053)	(2,528)	43,200
Operating profit (loss)	(17,986)	10,697	4,280	1,212	32,447	2,528	33,178
Net income (loss)	(22,971)	10,697	4,280	1,212	32,447	2,528	28,193

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries.
(4). Impairment charges of acquired intangible assets and goodwill.
(5). Impairment charges of fixed assets.

	Three months ended September 30, 2008
	GAAP	(1)	(2)	Non- GAAP
Gross Profit
LCD display network	56,698	438	878	58,014
Poster Frame network	27,195		2,618	29,813
In-store network	3,667		897	4,564
Internet advertising	16,061		690	16,751
Movie Theater & Outdoor Billboard network	6,078	¡¡	976	7,054

Total Gross Profit	109,699	438	6,060	116,197

Operating Expense	50,789	(10,372)	(3,202)	37,214
Operating profit	58,910	10,810	9,262	78,982
Net income	51,350	10,810	9,262	71,422

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.

                                                        Nine months ended September 30, 2009
                                   GAAP        (1)        (2)       (3)        (4)        (5)       (6)       (7)     Non- GAAP

   Gross Profit

LCD display network             83,543      1,219     3,607          -      3,168     9,462         -         -      101,001

Poster Frame network            (5,587)         -     5,131          -          -    26,983         -         -       26,528

In-store network                 1,175          -        15          -          -       516         -         -        1,706

Internet advertising            18,779          -     4,097          -     11,580         -         -         -       34,456

Movie Theater & Outdoor
Billboard network               11,926          -     2,503          -          -         -         -         -       14,429
                              --------    -------    ------    -------    -------    ------    ------    ------    ---------

   Total Gross Profit                109,836         1,219       15,353             -        14,748       36,961            -            -         178,118
                              --------    -------    ------    -------    -------    ------    ------    ------    ---------

   Operating Expense                 262,479       (26,373)      (7,254)      (27,156)      (84,270)      (1,872)      (2,528)      (2,466)        110,560

   Operating profit (loss)          (152,643)       27,593       22,607        27,156        99,018       38,834        2,528        2,466          67,558

   Net income (loss)                (156,264)       27,593       22,607        27,156        99,018       29,593        2,528        2,466          54,697
                              ========    =======    ======    =======    =======    ======    ======    ======    =========

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, of which loss from disposal of subsidiaries was $4.9 million, loss from partial disposal of equity interests in subsidiaries was $14.9 million and loss from impairment of certain other assets was $7.3 million.
(4). Impairment charges of certain assets, including acquired intangible assets, goodwill.
(5).Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform.
(6). Write-off of receivables from ex-shareholders of disposed business.
(7). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.

	Nine months ended September 30, 2008
	GAAP	(1)	(2)	Non- GAAP
Gross Profit
LCD display network	136,597	1,162	2,846	140,605
Poster Frame network	66,375	—	7,314	73,689
In-store network	2,287	—	2,636	4,923
Internet advertising	45,399	—	4,898	50,297
Movie Theater & Outdoor Billboard network	13,873	—	2,869	16,742

Total Gross Profit	264,531	1,162	20,563	286,256

Operating Expense	133,806	(28,693)	(9,806)	95,307
Operating profit	130,725	29,855	30,369	190,949
Net income from continuing operations	111,690	29,855	30,369	171,914

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.

CONFERENCE CALL

The Company will host a conference call to discuss the third quarter 2009 results at 8:00 p.m. U.S. Eastern Time on December 7, 2009 (5:00 p.m. U.S. Pacific Time on December 7, 2009 and 9:00 a.m. Beijing/Hong Kong Time on December 8, 2009). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.800.299.0148, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.801.9711; Pass code: 18781737.

A replay of the call will be available from December 7, 2009 11:00 pm until December 14, 2009 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 43877318. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of September 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 125,000 LCD display in its LCD display network and approximately 262,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)

	2009-9-30	2009-6-30
ASSETS
Current assets
Cash and cash equivalents	383,107	96,186
Hold-to-maturity investment	29,287	—
Accounts receivable, net	222,070	121,544
Prepaid expenses and other current assets	19,800	13,537
Deposit paid for acquisition of subsidiaries	5,914	21,859
Amount due from related parties	8,717	7,638
Rental deposits	32,433	9,115
Other current assets	7,234	21,894
Available-for-sale-assets, current	—	475,531

Total current assets	702,648	745,445

Rental deposits	5,657	114
Equipment, net	84,916	5,438
Acquired intangible assets, net	71,234	63,631
Goodwill	422,329	35,507
Other long term assets	14,468	7,080
Available-for-sale assets, non-current	—	615,751
Total assets	1,301,252	1,472,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,477	68,676
Accrued expenses and other current liabilities	102,305	71,242
Income taxes payable	24,703	12,939
Amount due to related parties	10,585	14,491
Available for sale-liabilities-current	—	108,086
Deferred tax liabilities	447	—

Total current liabilities	223,517	275,434
Available for sale-liabilities-non current	—	1,853
Deferred tax liabilities	9,635	10,146

Total liabilities	233,152	287,433

Shareholders’ equity
Ordinary shares	32	32
Additional paid in capital	1,689,630	1,678,667
Accumulated deficit	(690,232)	(562,632)
Accumulated other comprehensive income	65,434	67,751

Total shareholders’ equity	1,064,864	1,183,818
Noncontrolling interests	3,236	1,715

Total equity	1,068,100	1,185,533

Total liabilities and shareholders’ equity	1,301,252	1,472,966

Focus Media Holding Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except Earning per ADS and ADS data)

	Three months ended			Nine months ended

	2009-9-30	2009-6-30	2008-9-30	2009-9-30	2008-9-30
Revenues
LCD display network	60,509	59,943	81,501	158,764	202,566
In-store network	8,450	9,900	18,513	25,365	56,387
Poster Frame network	24,155	29,254	48,187	79,216	120,791
Movie Theater & Outdoor Billboard network	12,802	15,030	20,289	47,678	57,726
Internet advertising	69,755	68,956	73,253	187,650	203,561

Total gross revenues	175,671	183,083	241,743	498,673	641,031
Less: Sales taxes	9,114	11,785	16,930	30,274	42,912

Net revenue	166,557	171,298	224,813	468,399	598,119

Cost of revenues
LCD display network	38,830	10,678	17,014	61,135	47,939
In-store network	11,490	6,025	13,098	21,782	48,769
Poster Frame network	52,550	12,858	16,766	77,752	44,078
Movie Theater & Outdoor Billboard network	9,486	10,885	13,531	34,534	41,742
Internet advertising	64,237	60,976	54,705	163,360	151,060

Total cost of revenues	176,593	101,422	115,114	358,563	333,588

Gross profit (loss)	(10,036)	69,876	109,699	109,836	264,531

Operating expenses
General and administrative	22,257	29,249	26,436	77,898	65,706
Selling and marketing	36,209	31,340	28,353	89,571	78,157
Impairment loss	37,232	27,078	—	73,581	—
Other operating expenses (income), net	24,621	195	(4,000)	21,429	(10,057)

Total operating expenses	120,319	87,862	50,789	262,479	133,806

Operating income (loss)	(130,355)	(17,986)	58,910	(152,643)	130,725
Interest income	1,049	1,342	1,747	3,980	5,267
Income (loss) from continuing operations before income taxes	(129,307)	(16,644)	60,654	(148,663)	135,992
Provision for income taxes	(4,667)	6,104	8,404	4,400	22,205

Net income (loss)	(124,639)	(22,748)	52,250	(153,063)	113,787
Less: Net income(loss) attributable to noncontrolling interests	2,958	223	900	3,201	2,097

Net Income (loss) from continuing operations	(127,598)	(22,971)	51,350	(156,264)	111,690

Net Income from discontinued operations, net of tax	—	—	—	—	(78,017)

Net Income (loss) attributable to shareholders	(127,598)	(22,971)	51,350	(156,264)	33,673

Income (loss) per ADS from continuing operations
-basic	(0.99)	(0.18)	0.39	(1.21)	0.86

-diluted	(0.99)	(0.18)	0.38	(1.21)	0.84

Income (loss) per ADS from discontinuing operations
-basic	—	—	—	—	(0.60)

-diluted	—	—	—	—	(0.59)

Income (loss) per ADS
-basic	(0.99)	(0.18)	0.39	(1.21)	0.26

-diluted	(0.99)	(0.18)	0.38	(1.21)	0.25

Shares used in calculating basic income/(loss) per ADS	129,308,337	129,223,942	131,541,174	129,232,838	130,363,120

Shares used in calculating diluted income/(loss) per ADS	129,308,337	129,223,942	133,729,070	129,232,838	133,048,334

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended
	2009-9-30	2009-6-30	2008-9-30
Operating activities:
Net loss	(124,639)	(22,748)	52,250
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Bad debt provision	7,602	11,240	5,923
Share-based compensation	8,773	10,586	10,810
Depreciation and amortization	26,353	671	8,150
Amortization of acquired intangible assets	13,864	4,280	9,262
Loss and impairment on disposal of equity interest of subsidiaries and certain other assets	25,944	115	—
Loss from impairment of certain other assets	7,285	—	—
Gain on earn out payment renegotiation	—	1,052	—
Impairment charges for goodwill, acquired intangible assets and fixed assets	96,134	33,938	—
Loss on disposal of fixed assets	955	113	405
Changes in assets and liabilities, net of effects of acquisitions	(18,199)	(11,433)	(51,381)

Net cash provided by operating activities	36,786	27,814	35,418

Investing activities:
Purchase of equipment and other long term assets	(854)	(2,787)	(17,028)
Purchase of subsidiaries, net of cash acquired	(5,311)	(61,446)	(14,429)
Investment in a joint venture	—	—	(2,970)
Deposits paid to acquire subsidiaries	—	—	(901)
Disposal of subsidiaries	(17,403)	—	—
Sales /(purchase) of equity securities and bank notes	324	(146)	39,025
Proceeds received from disposal of fixed assets	—	195	—
Net cash provided /(used) in investing activities	(23,244)	(64,184)	3,697

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	1,919	—	1,822
Repurchase of ordinary shares	—	—	(29,998)

Net cash provided by/(used in) financing activities	1,919	—	(28,176)

Effect of exchange rate changes	(238)	672	717

Net increase (decrease) in cash and cash equivalents	15,223	(35,698)	11,656
Cash and cash equivalents, beginning of period	367,884	403,582	361,516

Cash and cash equivalents, end of period	383,107	367,884	373,172

Supplemental disclosure of cash flow information:
Income taxes paid	1,597	3,728	6,037

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Accounts payable	16,967	1,842	14,777